Filed by Allurion Technologies Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Compute Health Acquisition Corp.

Commission File No.: 001-40001

Date: February 9, 2023

ALLURION IS GOING PUBLIC

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KRISHNA K. GUPTA  |   FEBRUARY 9, 2023

We are ecstatic to announce that Allurion – in which we are the first and largest institutional investor – will be going public on the NYSE in partnership with Compute Health, run by ex-Medtronic CEO Omar Ishrak, entrepreneur Jean Nehme, and Josh Fink. Congratulations to my brother-in-arms Shantanu and the whole team on accomplishing a deal that is incredibly audacious in today’s market. Allurion is a company with significant presence (across 60+ countries), and it will soon have the reach, gravitas, and visibility that being public provides. I will stay involved as Chairman once the company formally lists; it has been a quite a ride since I first introduced Shantanu to Compute 2 years ago.

This transaction was easily the most complex I’ve been part of, partially thanks to the market but also due to the number of well-positioned individuals and firms involved. Fortunately, many of them will continue to be part of the Allurion story going forward; Omar will join our board as my co-Chairman, RTW Investments (a top healthcare crossover fund) will be a partner in the public markets, and Fortress will be a key source of financing. Nick Lewin, the Chairman of Establishment Labs ($ESTA), will also join our board.

Allurion, which started as an idea at Harvard Medical School, is tackling one of the biggest health issues the world has seen: 39% of the world is overweight. I’ve worked with Shantanu since the earliest days in 2011, at a time when the company was little more than an idea on a napkin – he is one of the sharpest and hardest-working individuals I’ve met. Our partnership has developed in what I believe is a high-growth, high-margin company with a digital DNA and significant TAM. Other weight loss solutions are either too challenging for consumers to adhere to (e.g., diet, exercise, etc.), are very involved and expensive (e.g., bariatric surgery), or can involve indefinite hormonal therapy (i.e., weight loss drugs). Allurion’s procedureless and holistic platform is the reason its growth has been so strong and why its product has grown around the world.

Allurion aligns firmly with both thematic pillars of our firm: healthcare and AI. It is a global medical device company and a scrappy digital health startup in one. There are many adjacent opportunities for the company to pursue as it continues expanding its balloon business, and these opportunities all generally live at the intersection of the two worlds of healthcare and AI. This duality is part of Allurion’s secret sauce and should help the business scale; I believe that certainly, the opportunity is unlimited.

Being public is not for the faint of heart, but Allurion is a company that has embraced our own firm’s core value of audacity. I’m supremely confident that Shantanu and his team are ready for the public markets and am excited to use what we’ve learned from recently taking Presto public to help Allurion on its journey. There is so much we can do in the coming years – here’s to many more parties with the team in Paris (and one at the NYSE in a few months)!

Chaaaaargezzzzzzzz

Krishna

Important Information About the Proposed Transaction and Where to Find It

This posting relates to a proposed business combination between Allurion Technologies, Inc. (“Allurion”), Compute Health Acquisition Corp. (“Compute Health”), and Allurion Technologies Holdings, Inc., a wholly-owned subsidiary of Allurion which will be the publicly-listed company following the consummation of the proposed transaction (“Pubco”). Pubco intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will include a document that serves as a proxy statement and prospectus of Compute Health and Pubco and a full description of the terms of the proposed transaction. The proxy statement/prospectus will be mailed to Compute Health’s stockholders as of a record date to be established for voting at the Compute Health stockholders’ meeting relating to the proposed transaction. Compute Health and Pubco may also file other documents regarding the proposed transaction with the SEC. This posting does not contain all of the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Compute Health’s stockholders and other interested persons are advised to read, when available, the Registration Statement and proxy statement/prospectus and any amendments thereto and all other relevant documents filed or that will be filed in connection with the proposed transaction, as these materials will contain important information about Allurion, Compute Health and the proposed transaction. The Registration Statement and the proxy statement/prospectus and other documents that are filed with the SEC, once available, may be obtained without charge at the SEC’s website at www.sec.gov, or by directing a written request to Compute Health, 1100 N Market Street 4th Floor, Wilmington, DE 19890.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS POSTING PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS POSTING. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Compute Health, Allurion, Pubco, certain stockholders of Compute Health, and certain of Compute Health’s, Allurion’s and Pubco’s respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders of Compute Health with respect to the proposed transaction. A list of the names of such persons and information regarding their interests in the proposed transaction will be contained in the Registration Statement and proxy statement/prospectus, when available. Stockholders, potential investors and other interested persons should read the Registration Statement and proxy statement/prospectus carefully when they become available and before making any voting or investment decisions. Free copies of these documents may be obtained from the sources indicated above, when available.

Forward-looking Statements

This posting contains certain “forward-looking statements” within the meaning of the federal U.S. securities laws with respect to Compute Health, Allurion and the proposed transaction between them, the benefits of the proposed transaction, the expectations regarding future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities, future plans and intentions, results, level of activities, performance, goals or achievements or other future events. These forward-looking statements generally are identified by words such as “anticipate,” “believe,” “expect,” “may,” “could,” “will,” “potential,” “intend,” “estimate,” “should,” “plan,” “predict,” or the negative or other variations of such statements. They reflect the current beliefs and assumptions of Compute Health’s management and Allurion’s management and are based on the information currently available to Compute Health’s management and Allurion’s management. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Compute Health’s securities; (ii) the risk that the proposed transaction may not be completed by Compute Health’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Compute Health; (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including, but not limited to, the approval of the business combination agreement by the stockholders of Compute Health and the stockholders of Allurion, the satisfaction of the minimum cash amount and the receipt of certain governmental and regulatory approvals; (iv) changes to the proposed structure of the proposed transaction that may be required, or considered appropriate, as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the ability to complete the PIPE investment, the senior secured term loan, the Chardan equity facility and the RTW Investments synthetic royalty financing in connection with the proposed transaction; (vii) the Company’s ability to acquire sufficient sources of funding if and when needed; (viii) the effect of the announcement or pendency of the proposed transaction on Allurion’s business relationships, operating results and business generally; (ix) risks that the proposed transaction disrupts current plans and operations of Allurion; (x) the ability of the Company to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xi) significant risks, assumptions, estimates and uncertainties related to the projected financial information with respect to Allurion; (xii) the outcome of any legal proceedings that may be instituted against Allurion, Pubco or Compute Health following the announcement of the business combination agreement or the proposed transaction; (xiii) the Company’s ability to commercialize current and future products and services and create sufficient demand among health care providers and patients;

(xiv) the Company’s ability to successfully complete current and future preclinical studies and clinical trials of the Allurion Balloon and any other future product candidates; (xv) the Company’s ability to obtain market acceptance of the Allurion Balloon as safe and effective; (xvi) the Company’s ability to cost-effectively sell existing and future products through existing distribution arrangements with distributors and/or successfully adopt a direct sales force as part of a hybrid sales model that includes both distributors and a direct sales effort; (xvii) the Company’s ability to obtain regulatory approval or clearance in the U.S. and certain non-U.S. jurisdictions for current and future products and maintain previously obtained approvals and/or clearances in those jurisdictions where Allurion’s products and services are currently offered; (xviii) the Company’s ability to accurately forecast customer demand and manufacture sufficient quantities of product that patients and health care providers request; (xix) the Company’s ability to successfully compete in the highly competitive and rapidly changing regulated industries in which Allurion operates, and effectively address changes in such industries, including changes in competitors’ products and services and changes in the laws and regulations that affect the Company; (xx) the Company’s ability to successfully manage future growth and any future international expansion of Allurion’s business and navigate the risks associated with doing business internationally; (xxi) the Company’s ability to obtain and maintain intellectual property protection for its products and technologies and acquire or license intellectual property from third parties; (xxii) the ability of the Company to retain key executives; (xxiii) the ability to obtain and maintain the listing of the Company’s securities on a national securities exchange; (xxiv) the Company’s ability to properly train physicians in the use of the Allurion Gastric Balloon and other services it offers in its practices; (xxv) the risk of downturns in the market and Allurion’s industry including, but not limited to, as a result of the COVID-19 pandemic; (xxvi) fees, costs and expenses related to the proposed transaction; (xxvii) the risk that the collaboration agreement with Medtronic will not be signed and that the parties will not achieve the expected benefits, incremental revenue and opportunities from such arrangement; (xxviii) the failure to realize anticipated benefits of the proposed transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated redemptions by Compute Health’s public stockholders; and (xxix) sanctions against Russia, reductions in consumer confidence, heightened inflation, production disruptions in Europe, cyber disruptions or attacks, higher natural gas costs, higher manufacturing costs and higher supply chain costs. The foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Compute Health’s Form S-1 (File No. 333-252245) and Annual Report on Form 10-K for the year ended December 31, 2021 and the proxy statement/prospectus, when available, and other documents filed by Compute Health and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and none of Allurion, Pubco or Compute Health assume any obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements. None of Compute Health, Allurion or Pubco gives any assurance that Compute Health or Allurion, or the Company, will achieve its expectations.

Non-solicitation

This press release and the information contained herein is not a proxy statement/prospectus or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination or any other matter and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Compute Health, Allurion, Pubco or the Company, or a solicitation of any vote or approval, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.